UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No._)*

K-V Pharmaceutical Company
(Name of Issuer)

Class A Common Shares, par value $0.01 per share
(Title of Class of Securities)

482740206
(CUSIP Number)

Jeffrey Ruiz
Deutsche Bank AG
60 Wall Street
New York, NY 10005
Tel: 212 250 3667

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482740206
1.	Name of Reporting Person Deutsche Bank AG

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[x]
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 621
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 621
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 621
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [x] *
13.	Percent of Class Represented by Amount in Row (11) 0.0013%
14.	Type of Reporting Person HC; BK; CO

* As a result of the agreements described in Item 4, the Reporting Persons (as defined herein) may be deemed to be the beneficial owner of Class A Shares (as defined herein) or Convertible Notes (as defined herein) beneficially owned by the other persons described in Item 4.  This filing does not reflect any (i) Class A Shares or Convertible Notes that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a “group” within the meaning of Section 13(d) of the Act, and the Reporting Persons expressly disclaim such membership, or (ii) any Class A Shares underlying Convertible Notes held by the Reporting Persons, or such Convertible Notes, as the Reporting Persons believe that the Convertible Notes are not currently convertible into Class A Shares.

CUSIP No. 482740206
1.	Name of Reporting Person Deutsche Bank Securities Inc.

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[x]
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Deutsche Bank Securities Inc. is incorporated under the laws of the State of Delaware.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power None
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person None
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [x] *
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person BD; CO

* As a result of the agreements described in Item 4, the Reporting Persons (as defined herein) may be deemed to be the beneficial owner of Class A Shares (as defined herein) or Convertible Notes (as defined herein) beneficially owned by the other persons described in Item 4.  This filing does not reflect any (i) Class A Shares or Convertible Notes that may be deemed to be beneficially owned by the Reporting Persons as a result of membership in a “group” within the meaning of Section 13(d) of the Act, and the Reporting Persons expressly disclaim such membership, or (ii) any Class A Shares underlying Convertible Notes held by the Reporting Persons, or such Convertible Notes, as the Reporting Persons believe that the Convertible Notes are not currently convertible into Class A Shares.

ITEM 1. SECURITY AND ISSUER

The name of the issuer is K-V Pharmaceutical Company, a corporation incorporated in the State of Delaware (the “Issuer”). The principal offices of the Issuer are located at One Corporate Woods Drive, Bridgeton, MO 63044. This Schedule 13D relates to the Issuer’s Class A common shares, par value $0.01 per share (the “Class A Shares”) and 2.5% Contingent Convertible Subordinated Notes due 2033 issued pursuant to that certain indenture (as amended) dated as of May 16, 2003, among the Issuer and Deutsche Bank Trust Company Americas, as indenture trustee (the “Convertible Notes”).

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed on behalf of Deutsche Bank AG (“DBAG”), a corporation organized under the laws of the Federal Republic of Germany and its indirect subsidiary Deutsche Bank Securities Inc. (“DBSI” and, together with DBAG, the “Reporting Persons”), a corporation incorporated in the State of Delaware.  DBAG is principally engaged in the provision of financial and related services. DBAG is the largest banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies.  The address of the principal place of business of DBAG is Taunusanlage 12, 60325 Frankfurt am Main, Federal Republic of Germany.  DBSI is a corporation organized under the laws of Delaware, and is a wholly-owned subsidiary of DB US Financial Markets Holding Corporation (“DBUSFM”). DBUSFM is a wholly-owned subsidiary of Taunus Corporation, which in turn is a wholly-owned subsidiary of DBAG.  DBSI is a registered broker-dealer and futures commission merchant engaged in investment banking and financial services business.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of the Reporting Persons is provided in Exhibit 99.6, which is incorporated by reference herein.

During the last five years, neither Reporting Person nor, to the knowledge of either Reporting Person, any of the persons listed in Exhibit 99.6 has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 621 Class A Shares held by the Reporting Persons and their affiliates were purchased with funds derived from the available working capital and cash on hand of the Reporting Persons and their affiliates.

The Convertible Notes held by DBSI were purchased with funds derived from the available working capital and cash on hand of DBSI and its affiliates.

ITEM 4. PURPOSE OF TRANSACTION

On August 4, 2012, each of the Issuer, K-V Discovery Solutions, Inc., DrugTech Corporation, FP1096, Inc., K-V Generic Pharmaceuticals, Inc., K-V Solutions USA, Inc., Ther-Rx Corporation and Zeratech Technologies USA, Inc. (collectively, the “Debtors”) filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code, 11 U.S.C. §§ 101, et seq. (the “Bankruptcy Code”), with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”).

On May 3, 2013, the Issuer and (i) Capital Ventures International (“CVI”), (ii) Greywolf Capital Overseas Master Fund, Greywolf Capital Partners II LP, and Greywolf Opportunities Fund LLC (collectively, “Greywolf”), (iii) Kingdon Associates, Kingdon Credit Master Fund L.P., Kingdon Family Partnership, L.P., and M. Kingdon Offshore Master Fund L.P. (collectively, “Kingdon”), and (iv) DBSI, solely with respect to the Distressed Products Group thereof (“DBSI-DPG”, and together with CVI, Greywolf and Kingdon, the “Investors”) entered into a Stock Purchase and Backstop Agreement (the “Original Agreement”).  The Original Agreement contemplated, among other things, a financial restructuring of the Issuer and the other Debtors pursuant to a chapter 11 plan of reorganization of the Debtors (the “Restructuring”) pursuant to which: (i) on the terms and subject to the conditions of the Original Agreement, the Investors would purchase directly from the Issuer (the “Direct Purchase Commitment”) in the aggregate 8,250,000 shares of the new common stock of the reorganized Issuer (“New Common Stock”) at a price of $20.00 per share; (ii) holders of Convertible Notes would receive, in full satisfaction of their claims in respect thereof, (A) the opportunity to participate in the rights offering described in clause (iii) below and (B) their pro rata share of 842,697 shares of New Common Stock (the “Convertible Distribution”); (iii) the Issuer would conduct a rights offering pursuant to which holders of Convertible Notes that are “accredited investors” would have the opportunity (pro rata based on their relative holdings of the Convertible Notes) to purchase up to 4,250,000 shares of New Common Stock at a price of $20.00 per share (the “Rights Offering”); (iv) on the terms and subject to the conditions of the Original Agreement, certain of the Investors would purchase any shares of New Common Stock which are not subscribed for in the Rights Offering; (v) on the terms and subject to the conditions of the Original Agreement, the Issuer would issue and deliver to the Investors in the aggregate 702,247 shares of New Common Stock as a commitment fee (the “Commitment Fee”); and (vi) the proceeds from the Rights Offering and direct purchase would be used to fund cash payments to be made by the Issuer pursuant to the Restructuring, including to make cash payments to holders of the Issuer’s 12% Senior Secured Notes due March 15, 2015 (the “Senior Notes”) in respect thereof.  However, in response to an alternative restructuring plan proposed by Silver Point Finance, LLC (“SilverPoint”), a holder of Senior Notes, the Issuer did not seek the Bankruptcy Court’s approval of the Original Agreement (without which the Original Agreement was never effective) and did not proceed with the transactions contemplated thereby.

Following further negotiations among the Investors and the Issuer, on May 28, 2013, the Investors and the Issuer executed an Amended and Restated Stock Purchase and Backstop Agreement, which amended and restated the Original Agreement in its entirety (the “Amended Agreement”).  The Amended Agreement and the Restructuring contemplated thereby were substantially similar to the Original Agreement and the Restructuring contemplated thereby, except that: (i) the Direct Purchase Commitment was reduced to an aggregate of 3,750,000 shares of New Common Stock; (ii) the Convertible Distribution was increased to 1,093,750 shares of New Common Stock; (iii) the shares of New Common Stock to be offered in the Rights Offering (including shares underlying rights which the Investors agreed to exercise) were increased to 10,000,000 shares of New Common Stock; (iv) the Investors agreed to exercise all of their rights to purchase shares of New Common Stock in connection with the Rights Offering; and (v) the shares issuable as a Commitment Fee increased to an aggregate of 781,250 shares of New Common Stock.  However, in response to further proposals from SilverPoint, the Issuer did not seek the Bankruptcy Court’s approval of the Amended Agreement (without which the Amended Agreement was never effective) and did not proceed with the transactions contemplated thereby.

Following further negotiations among the Investors, the Issuer and SilverPoint, on June 6, 2013, the Investors entered into the following agreements: (i) a Second Amended and Restated Stock Purchase and Backstop Agreement (the “SPBA”), dated as of June 6, 2013, by and among the Issuer and the Investors; and (ii) a Plan Support Agreement (the “PSA”), dated as of June 6, 2013, by and among the Investors and certain other holders of Convertible Notes signatory thereto (collectively, the “Ad Hoc Group”). In addition, on June 21, 2013, the Investors entered into a Share Purchase Agreement (the “SP Agreement”), dated as of June 21, 2013, by and among the Investors, SilverPoint and the Issuer, in connection with a settlement among the Issuer, SilverPoint, and the Investors with respect to the Restructuring. The summaries of the SPBA, the PSA and the SP Agreement below are qualified in their entirety by reference to the text of the SPBA, the PSA and the SP Agreement, copies of which are attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 respectively and are incorporated herein by reference. All capitalized terms not herein defined are defined in the SPBA. In connection with the execution of the SP Agreement, the Chapter 11 Plan (as defined in the SPBA) and the form of the New Stockholders Agreement (as defined in the SPBA) (which were both exhibits to the SPBA) were amended with the consent of the Investors and the Issuer, copies of which are attached hereto as Exhibit 99.4 and Exhibit 99.5 respectively and are incorporated herein by reference. The SPBA, the Chapter 11 Plan (as defined in the SPBA), the PSA and the SP Agreement contemplate a Restructuring supported by each of the Investors, the Debtors, the Ad Hoc Group and SilverPoint.

The SPBA provides, among other things, on the terms and subject to the conditions therein, that the Restructuring shall be on terms substantially similar to the terms set forth in the Amended Agreement except: (i) the shares to be offered in the Rights Offering (including shares underlying rights which the Investors, and members of the Ad Hoc Group, agree to exercise) were increased to 11,900,000 shares of New Common Stock; and (ii) the Direct Purchase Commitment was further reduced to an aggregate of 1,850,000 shares of New Common Stock.  The SPBA contemplates that at the effective time of the Restructuring the Issuer, the Investors and certain other holders of New Common Stock will enter into a stockholders agreement in the form and substance attached as Exhibit D to the SPBA, providing for, among other things, board representation, transfer restrictions, drag-along and tag-along rights and preemptive rights.

The PSA provides, among other things, on the terms and subject to the conditions therein, that: (i) the Ad Hoc Group will support the Restructuring and the confirmation and implementation of the Chapter 11 Plan (as defined in the SPBA); (ii) each Ad Hoc Group member will purchase certain shares of New Common Stock which are not subscribed for in the Rights Offering (subject to a cap as set forth in the PSA); and (iii) upon the Closing (as defined in the SPBA), such Ad Hoc Group Member shall be entitled to receive a portion of the Commitment Fee shares otherwise payable to the Investors under the SPBA.

The SP Agreement provides, among other things, on the terms and subject to the conditions therein, that upon the Closing contemplated by the SPBA: (i) the Issuer shall sell to SilverPoint, in lieu of to the Investors, a number of Direct Subscription Shares set forth in the SP Agreement; (ii) SilverPoint shall, to the extent Investors are required to purchase any Unsubscribed Shares (as defined in the SPBA) pursuant to the SPBA, purchase such Unsubscribed Shares in the manner and in such amounts as set forth in the SP Agreement; and (iii) the Issuer shall issue and deliver to SilverPoint, in lieu of to the Investors, a number of Commitment Fee Shares as set forth in the SP Agreement.

Assuming the Restructuring and the other transactions contemplated by the SPBA, PSA and SP Agreement are consummated in accordance with their respective terms, immediately following the Closing DBSI would own 882,864 shares of New Common Stock, representing approximately 5.650% of the then issued and outstanding shares of New Common Stock, not including any New Common Stock that may be issued pursuant to any management incentive arrangements.

As a result of the arrangements in the SPBA, the PSA and the SP Agreement, the Reporting Persons may be deemed members of a “group” within the meaning of Section 13(d) of the Act with the other Investors, the Ad Hoc Group and/or SilverPoint, as applicable. The Reporting Persons expressly disclaim (i) membership in a group with any of the other Investors, the Ad Hoc Group and/or SilverPoint and (ii) beneficial ownership of any Class A Shares or Convertible Notes held by any of the other Investors, the Ad Hoc Group and/or SilverPoint.

The Reporting Persons are not party to any additional ongoing agreements with respect to the voting or disposition of the Class A Shares or the Convertible Notes.

The Class A Shares to which this statement relates were acquired by affiliates of the Reporting Persons in the ordinary course of such affiliates’ business as broker-dealers and not in connection with the Restructuring.

The Convertible Notes to which this statement relates were acquired by DBSI in connection with the Restructuring.

The Reporting Persons intend to review their investment in the Issuer on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results referenced in this Item 4.  The Reporting Persons may work with the Investors, the Debtors, SilverPoint and/or the members of the Ad Hoc Group and their respective advisors, the Debtor’s other equityholders or creditors and other stakeholders to develop plans and proposals regarding the Issuer.

Notwithstanding anything contained herein, but subject to DBSI’s obligations under the SPBA, the PSA and the SP Agreement, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. Other than as described in this statement, neither Reporting Person nor, to the Reporting Persons’ best knowledge, any of the persons listed in Exhibit 99.6 hereto, has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	As of July 19, 2012, based solely on information provided by the Issuer in the Schedule 14A filed on July 26, 2012, the total number of issued and outstanding Class A Shares was 49,007,569.

(b)
As of June 6, 2013: (i) DBAG (A) does not have shared power to vote or dispose of any Class A Shares and (B) beneficially owns and has the sole power to vote and dispose of 621 Class A Shares, representing approximately 0.0013% of the issued and outstanding Class A Shares; and (ii) DBSI does not beneficially own or have shared or sole power to vote or dispose of any Class A Shares.

As of June 6, 2013, DBSI holds Convertible Notes in an aggregate principal amount equal to $8,000,000.  Based on publicly available information (Bloomberg), the conversion price for the Convertible Notes is $23.01; therefore, if the Convertible Notes held by DBSI were convertible as of the date hereof, they would be convertible into 347,674 Class A Shares. Assuming conversion of all of the Convertible Notes held by DBSI, as of June 6, 2013: (i) DBAG beneficially owns and (A) has shared power to vote and dispose of 347,674 Class A Shares, representing approximately 0.704% of the issued and outstanding Class A Shares and (B) has the sole power to vote and dispose of 621 Class A Shares, representing approximately 0.0013% of the issued and outstanding Class A Shares; and (ii) DBSI (A) beneficially owns and has shared power to vote and dispose of 347,674 Class A Shares, representing approximately 0.704% of the issued and outstanding Class A Shares and (B) does not have the sole power to vote or dispose of any Class A Shares.

The aggregate number of Class A Shares and Convertible Notes described above does not include any Class A Shares or Convertible Notes beneficially owned by any other member of any “group” within the meaning of Section 13(d) of the Act in which either Reporting Person may be deemed a member.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this filing reflects the Class A Shares and Convertible Notes beneficially owned by certain operating units (collectively, the “DB Reporting Units”) of DBAG and its subsidiaries and affiliates (collectively, the “DB Group”). This filing does not reflect any Class A Shares and/or Convertibles Notes, if any, beneficially owned by any operating units of the DB Group whose ownership of securities is disaggregated from that of the DB Reporting Units in accordance with the Release. The DB Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the DB Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the DB Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the DB Reporting Units.

Immediately after the consummation of the Restructuring, and assuming the Restructuring is consummated and each of the SPBA, PSA and SP Agreement are consummated in accordance with their respective terms, DBSI would own 882,864 shares of New Common Stock, representing approximately 5.650% of the then issued and outstanding shares of New Common Stock, not including any New Common Stock that may be issued pursuant to any management incentive arrangements.

(c)
Except as set forth in Item 3, the Reporting Persons have not, and to the best of the Reporting Persons’ knowledge, none of the other persons named in response to Item 2 have, effected any transactions in Class A Shares or Convertible Notes during the past sixty days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Class A Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See “Item 4.  Purpose of Transaction” for a description of the SPBA, the PSA and the SP Agreement and the transactions contemplated thereby, which are qualified in their entirety by reference to the text of the SPBA, the PSA and the SP Agreement, copies of which are attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 respectively and are incorporated herein by reference. To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Second Amended and Restated Stock Purchase and Backstop Agreement, dated as of June 6, 2013
Exhibit 99.2	Plan Support Agreement, dated as of June 6, 2013
Exhibit 99.3	Share Purchase Agreement, dated as of June 21, 2013
Exhibit 99.4	Chapter 11 Plan, amended as of June 21, 2013
Exhibit 99.5	Form of New Stockholders Agreement, amended as of June 21, 2013
Exhibit 99.6	Directors and Executive Officers of the Reporting Persons
Exhibit 99.7	Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2013

Deutsche Bank AG

By: /s/ Cesar A. Coy
   Name: Cesar A. Coy
   Title: Vice President

By: /s/ Daniela Pondeva
   Name: Daniela Pondeva
   Title: Assistant Vice President

Deutsche Bank Securities Inc.

By: /s/ Jeffrey A. Ruiz
   Name: Jeffrey A. Ruiz
   Title: Director

By: /s/ Margaret M. Adams
   Name: Margaret M. Adams
   Title: Director

EXHIBIT 99.1

Second Amended and Restated Stock Purchase and Backstop Agreement

EXHIBIT 99.2

Plan Support Agreement

EXHIBIT 99.3

Share Purchase Agreement

EXHIBIT 99.4

Chapter 11 Plan (as amended as of June 21, 2013)

EXHIBIT 99.5

Form of New Stockholders Agreement (as amended as of June 21, 2013)

EXHIBIT 99.6

DIRECTORS OF DEUTSCHE BANK AG AND DEUTSCHE BANK SECURITIES INC.

The name and citizenship of each director of Deutsche Bank AG are set forth below. The business address of each person listed below is Taunusanlage 12, 60325 Frankfurt am Main, Germany. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation	Citizenship
Membership of the Board of Directors
Jürgen Hinrich Fitschen	Co-Chairman of the Management Board, Deutsche Bank AG	German
Anshuman Jain	Co-Chairman of the Management Board, Deutsche Bank AG	British
Stefan Krause	Member of the Management Board, Deutsche Bank AG	German
Dr. Stephan Leithner	Member of the Management Board, Deutsche Bank AG	Austrian
Stuart Wilson Lewis	Member of the Management Board, Deutsche Bank AG	British
Rainer Neske	Member of the Management Board, Deutsche Bank AG	German
Henry Joseph Ritchotte	Member of the Management Board, Deutsche Bank AG	American

The name and citizenship of each director of Deutsche Bank Securities Inc. are set forth below. The business address of each person listed below is 60 Wall Street, New York, NY 10005. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation	Citizenship
Membership of the Board of Directors
Haig Ariyan	Managing Director, Deutsche Bank Securities Inc.	American
Barry Bausano	Managing Director, Deutsche Bank Securities Inc.	American
Stuart Clarke	Managing Director, Deutsche Bank Americas Holding Corp.	British
Wayne Felson	Managing Director, Deutsche Bank Securities Inc.	American
Richard W. Ferguson	Managing Director, Deutsche Bank AG New York Branch	American
James Gnall	Managing Director, Deutsche Bank AG New York Branch	American
Mark Hantho	Managing Director, Deutsche Bank Securities Inc.	American
Jeffrey Mayer	Managing Director, Deutsche Bank Securities Inc.	American
Thomas Patrick	Managing Director, Deutsche Bank Securities Inc.	American
Scott Simon	Managing Director, Deutsche Bank AG New York Branch	American

EXHIBIT 99.7

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the following:

(i)
the joint filing on behalf of each of them of a statement on Schedule 13D (including subsequent amendments thereto) with respect to Class A Common Shares, par value $0.01 per share, of K-V Pharmaceutical Company, and

(ii)	the inclusion of this Joint Filing Agreement as an exhibit to such joint filing, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness and accuracy of the information concerning the other persons making the filing unless such person knows or has reason to believe that such information is inaccurate.

The Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 11th day of July, 2013.

Deutsche Bank AG

By: /s/ Cesar A. Coy
   Name: Cesar Coy
   Title: Vice President

By: /s/ Daniela Pondeva
   Name: Daniela Pondeva
   Title: Assistant Vice President

Deutsche Bank Securities Inc.

By: /s/ Jeffrey A. Ruiz
   Name: Jeffrey A. Ruiz
   Title: Director

By: /s/ Margaret M. Adams
   Name: Margaret M. Adams
   Title: Director